Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Stans, Switzerland

Stans, 9 November 2021

Invitation to the

Extraordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Stans

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at Alter Postplatz 2, 6370 Stans, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

–	Date:	10 December 2021

–	Time:	4 pm CET

–	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Due to the current restrictions resulting from the global COVID-19 pandemic, the meeting will be held in accordance with art. 27 para. 1 letter b COVID-19-Ordinance 3, i.e., without physical presence of the shareholders. Shareholders will have the possibility to exercise their shareholder rights only through the independent proxy. KBT Treuhand AG Zürich, Kreutzplatz 5, 8032 Zürich, Switzerland (represented by Sandro Müller) was, at the ordinary shareholders’ meeting dated 17 June 2021, elected as independent proxy until the next annual ordinary shareholders’ meeting. Although you will not attend the meeting, your vote is important.

Please find enclosed to your individual invitation a Proxy Card. The agenda items to be voted on and the voting instructions for the proxy are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Change of the Company’s legal seat (Sitzverlegung)

Proposal

The Board of Directors proposes that the registered seat of the Company shall be transferred from Stans (Nidwalden) to Kloten (Zurich). The Company will be domiciled at The Circle 6, Postfach, 8058 Zurich. Therefore, article 1 of the articles of association shall be amended as follows:

I. Firma, Sitz, Dauer und Zweck der Gesellschaft	I. Name, Domicile, Duration and Purpose of the Company

Art. 1 - Firma, Sitz, Dauer	Art. 1 - Name, Domicile, Duration

Unter der Firma	Incorporated under the name

NLS Pharmaceutics AG	NLS Pharmaceutics AG
NLS Pharmaceutics SA	NLS Pharmaceutics SA
NLS Pharmaceutics Ltd	NLS Pharmaceutics Ltd

besteht mit Sitz in Kloten (Zürich) auf unbestimmte Dauer eine Aktiengesellschaft gemäss den vorliegenden Statuten und Art. 620 ff. OR.	is a stock corporation pursuant to these articles of association and to article 620 et seqq. of the Swiss Code of Obligations, formed for an indefinite duration and having its registered office in Kloten (Zurich).

2.	Increase of authorized share capital

Proposal

The Board of Directors proposes that the authorized share capital of the Company shall be renewed until December 10, 2023 and shall be increased to the maximum amount of CHF 147’485.36 (article 3a of the articles of association). Therefore, paragraph 1 of article 3a of the articles of association shall be amended as follows:

Art. 3a - Genehmigtes Aktienkapital	Art. 3a - Authorized Share Capital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 10. Dezember 2023 das Aktienkapital im Maximalbetrag von CHF 147’485.36 durch Ausgabe von höchstens 7’374’268 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.	The board of directors is authorized at any time until December 10, 2023 to increase the share capital by a maximum aggregate amount of CHF 147,485.36 through the issuance of not more than 7,374’268 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each. Increases in partial amounts are permitted.

It being understood, that article 3a paragraph 2 and 3 of the articles of association shall remain unchanged.

3.	Conditional capital increase

Proposal

The Board of Directors proposes that the conditional share capital for Employee and Advisory Options of the Company shall be increased to the maximum amount of CHF 42’182 (article 3b of the articles of association). Therefore, paragraph 1 of article 3b of the articles of association shall be amended as follows:

Art. 3b - Bedingtes Aktienkapital für Mitarbeiter- und Berateroptionen	Art. 3b - Conditional Share Capital for Employee and Advisory Options

Das Aktienkapital erhöht sich mittels bedingter Kapitalerhöhung um höchstens CHF 42’182 durch Ausgabe von höchstens 2’109’100 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02, durch Ausübung von Optionsrechten, welche zwecks Beteiligung von Mitarbeitern (einschliesslich Geschäftsleitung und Verwaltungsrat) und Beratern der Gesellschaft und/oder deren Tochtergesellschaften eingeräumt werden.	The Company’s share capital will be increased by the issuance of a maximum of 2,109,100 fully paid in registered shares at a par value of CHF 0.02 each which amounts to a maximum increase of CHF 42,182, by exercising option rights granted to employees (including members of the management and the board of directors) and advisors of the Company and/or its subsidiaries.

It being understood, that article 3b paragraph 2 and 3 of the articles of association shall remain unchanged.

Administrative Information

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent VStock Transfer, LLC as of 8 November, 2021, 10 pm CET (reporting date) are entitled to exercise their shareholder rights with respect to the extraordinary shareholders’ meeting. During the period from 9 November, 2021 until and including December 10, 2021, no entries of shares will be made in the shareholder register.

2.	No physical attendance

In light of the current epidemic situation in Switzerland and the corresponding legal basis, there will be no physical attendance of shareholders at the extraordinary shareholders’ meeting. Based on art. 27 para. 1 letter b COVID-19-Ordinance 3 the shareholders will have the possibility to exercise their shareholders’ rights through the independent proxy only.

3.	Voting (Instructions to Independent Proxy)

Shareholders may only be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller). The independent proxy will be physically present at the extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him.

If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors.

In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 9 December, 2021 (received by 4 pm CET).

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics AG

/s/ Ronald Hafner
Ronald Hafner, Chairman

Enclosure:

- Proxy Card

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VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Polls will close at 10:00 am EST on December 9, 2021

CONTROL #

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ALL VOTES MUST BE RECEIVED BY 4 PM CET ON DECEMBER 9, 2021.

Extraordinary Shareholders’ Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of “FOR” for Proposals 1-3.

        DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	To change the Company’s registered seat from Stans (Nidwalden) to Kloten (Zurich);

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To renew the Authorized Share Capital until December 10, 2023 and shall be increased to the maximum amount of CHF 147,485.36;

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To increase the Conditional Share Capital for Employee and Advisory Options of the Company to the maximum amount of CHF 42,182.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *

NLS PHARMACEUTICS LTD.

EXTRAORDINARY MEETING OF SHAREHOLDERS TO BE HELD ON

DECEMBER 10, 2021

NLS PHARMACEUTICS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich represented by Sandro Mueller and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary shareholders’ meeting of the Company to be held on Friday, December 10, 2021, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland , at 4:00 p.m. CET (10:00 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 3.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the extraordinary shareholders’ meeting or any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

To change the address on your account, please check the box at right and indicate your new address in the space above. ☐

(Continued and to be signed on Reverse Side)